FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 3, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

‘ 1 Material Fact BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Publicly - Held Company with Authorized Capital CNPJ/MF No. 07.628.528/0001 - 59 NIRE 35.300.326.237 ESTIMATES OF AGRICULTURAL OPERATIONS CROP YEAR 2025/2026 BrasilAg ro – Companhia Br a sileira d e P r o p ried a des Agrí c olas (B 3 : AGRO 3 ) (NYSE : LND), a Brazi lia n leader i n the acquisition, deve l o pment and sale of rural pr o p e rt ie s with hi g h u pside potential, informs its shareho lder s and the general public of it s initial estimates of agricultural operation s for the 2025 / 2026 cro p year . Planted Area by Crop (hectares) Due to weather conditions, we concluded the 24 / 25 crop year with a 3 % reduction in total planted area compared to the initial estimate, which mainly affected soybean, cotton, and bean crops . Part of the area was shifted to corn, taking advantage of the more attractive price environment for this crop . For the 25 / 26 crop year, we estimate maintaining the planted area at 172 , 610 hectares, in line with the 24 / 25 crop . Even with the sale of farms, we will keep the total planted area unchanged thanks to the incorporation of a new lease in Mato Grosso and the entry into production of recently converted areas . Production per product (tons) The production of grains and cotton was 9% below the initial estimate, as a result of three main factors: (i) reduction in the planted area; (ii) adverse weather events that impacted the production cycle; and (iii) operational challenges during crop development. Change 25/ 26 Harvest Change 24 / 25 Harvest 24 / 25 Harvest (%) Estimated (%) Realized Estimated Planted area per culture (hecta re) n.a. 102.260 2% 102.043 100.082 Grains 5% 79.344 - 3% 75.541 77.545 Soybean 41% 27.328 30% 19.333 14.898 Corn and Corn 2nd Crop - 7% 6.658 - 6% 7.168 7.639 Bean and Bean 2nd Crop - 4% 29.677 1% 30.857 30.582 Sugarcane - 46% 8.649 6% 16.115 16.307 Pasture - 57% 4.112 - 16% 9.669 11.469 Cotton 17% 16.841 - 30% 14.382 20.470 Other n.a. 172.610 - 3% 173.0 67 178.90 9 Total ¹ Projeção para o total da Safra, de acordo com o Orçam ento da Companhia Change 25/ 26 Harvest Change 24 / 25 Harvest 24 / 25 Harvest (%) Estimated (%) Realized Estimated Production per product (tons) 17% 252.022 - 15% 214.742 251.788 Soybean 43% 64.872 8% 45.431 42.033 Corn 39% 99.230 32% 71.487 54.102 Corn - 2nd Crop 41% 954 - 75% 676 2.691 Beans 70% 7.274 - 28% 4.288 5.933 Beans - 2nd Crop - 51% 8.427 - 45% 17.248 31.170 Cotton - 20% 9.808 - 25% 12.187 16.199 Cotton - 2nd Crop 21% 442.587 - 9% 366.059 403.917 Total www.ri.brasil - agro.com

‘ 2 www.ri.brasil - agro.com Even while maintaining the same total planted area, we expect to achieve higher results, driven by favorable weather conditions, greater operational discipline, and consistent investments in technology. Sugar cane 2024 Harvest 2025 Harvest Change 2025 Harvest Change Sugarcane Harvest Year Result In April, we started harvesting the new sugarcane crop . Until June 30 , 2025 , 585 . 4 thousand tons were harvested, with TCH of 75 . 06 . The performance of the crop was below the expected due to a set of factors : high average age of the sugarcane field, above - average temperatures in crop formation, water deficit during the period of greater plant development and occurrence of frost in Brotas/SP . In addition, we had an incidence of disease in Mato Grosso . Given this scenario, we updated our estimates and projected a production of 1 . 9 million tons, with TCH of 71 . 53 . Cattle raising With the sale of Fazenda Preferência in June 2025, we updated our cattle raising estimates by adjusting both area and herd. Production cost (R$/ha) It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance . To learn more about the Company's operating estimates, see the projections section of our Reference Form . São Paulo, September 3, 2025. Gustavo Javier Lopez CFO & DRI (%) Projected (%) Estimated Realized - 18% 1.861.794 10% 2.272.136 2.060.451 Tons harvested n.a. 26.028 5% 26.326 25.132 Hectares harvested - 17% 71,53 5% 86,31 81,98 TCH - Harvest tons per hectares Cattle Raising 24 / 25 Harvest 24 / 25 Harvest Change 25/ 26 Harvest Change (%) Estimated (%) Realized Estimated - 46% 8.649 - 1% 16.115 16.307 Hectares - 36% 11.567 - 7% 18.152 19.423 Number of heads - 15% 1.909.570 - 11% 2.236.307 2.503.926 Meat production (kg) - 4% 0,47 - 3% 0,49 0,51 Weight Gain per Day 59% 221 - 10% 139 154 Weight Gain per hectare * Already includes the sale of Fazenda Preferência Change 25/ 26 Harvest Change 24 / 25 Harvest 24 / 25 Harvest (%) Estimated (%) Realized Estimated Production cost (R$/ ha) 7% 5.247 4% 4.904 4.730 Soybean (1) - 7% 4.698 7% 5.069 4.733 Corn (1) 4% 4.211 20% 4.059 3.383 Corn 2nd Crop - 4% 4.121 54% 4.296 2.793 Beans 32% 2.691 - 8% 2.034 2.219 Beans 2nd Crop 14% 12.303 5% 10.765 10.221 Cotton 12% 15.421 20% 13.746 11.440 Cotton 2nd Crop 16% 11.735 - 5% 10.158 10.677 Sugarcane (1) includes area opening amort izat ion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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